December 17, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Funds Response to Staff’s Comment to Post-Effective Amendment No. 24 to Registration Statement on Form N-1A Filed October 25, 2019 (File Nos. 811-23063 and 333-205411)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Horizon Funds (the “Trust”). Ms. Samantha Brutlag of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on December 9, 2019 regarding Post-Effective Amendment No. 24 (the “Amendment”) to the above-referenced registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment was filed for the purpose of amending certain disclosures regarding Horizon ESG Core Equity Fund with Risk Assist® (formerly Horizon Risk Assist® Sustainable Fund) (the “ESG Fund”), a series of the Trust.

The following are the Staff’s comments to the Amendment and the Trust’s response to each:

1.	We note that the name of the Horizon ESG Core Equity Fund with Risk Assist® includes the term “ESG”. Please consider whether the ESG Fund should adopt a policy to invest 80% of the Fund’s net assets in ESG securities.

RESPONSE: Please note that, irrespective of the fact that the ESG Fund will use the Adviser’s Risk Assist® risk mitigation strategy, the Trust has determined to change the name of the Horizon ESG Core Equity Fund with Risk Assist® to the “Horizon ESG Defensive Core Fund”. As such, the Fund has adopted (and will disclose in the ESG Fund’s prospectus) the following policy: “Under normal circumstances, the ESG Fund will invest not less than 80% of the value of its net assets in ‘ESG investments’, which the ESG Fund defines as equity securities and fixed income investments issued by companies that qualify for investment after undergoing DIMA’s ESG screening process. For purposes of this policy, the ESG Fund considers U.S. Treasury Securities to qualify as ESG investments.”

2.	The Staff notes that the ESG Fund may at times be allocated 0% to equities when the Risk Assist overlay is implemented. Please explain why the use of “Core Equities” in the name of the Fund is appropriate.

RESPONSE: Please see our response to Comment 1, above.

3.	Please consider updating the fee table of each series of the Trust (each, a “Fund”) to use parentheses to indicate negative numbers rather than negative symbols.

RESPONSE: The fee table of each Fund has been revised to use parentheses to indicate negative numbers.

4.	Please state, if true, that the Expense Limitation Agreement for each Fund can only be terminated by the Board of Trustees.

RESPONSE: The Expense Limitation Agreement can be terminated by either a majority of the non-interested Trustees or a majority of the Fund’s voting securities. Accordingly, the Trust has added the following disclosure to footnote 3 in each Fund’s fee table: “This expense waiver agreement can only be terminated by a majority of the Fund’s trustees that are not “interested persons” of the Trust (as defined under the 1940 Act) or a majority of the outstanding shares of the Fund.”

5.	Please consider displaying in bold font the following disclosure in the ESG Fund’s investment strategy description: “by investing up to 100% of the portfolio in cash equivalents.”

RESPONSE: The Trust has respectfully considered the Staff’s comment, but has determined that bolding this clause would be unnecessary and confusing for investors. Instead, the Trust believes that the risk factor entitled “Risk Assist® Strategy Risk” adequately describes to investors the operation and risks of the Risk Assist overlay.

6.	Please further clarify what factors the Adviser considers when determining the extent to which the Risk Assist strategy will be implemented for the ESG Fund (which allocates a portion of the ESG Fund’s portfolio to cash equivalents).

RESPONSE: The following disclosure has been added to the principal risk disclosure of the ESG Fund (new language underlined): “Under the Risk Assist® strategy, Horizon continually measures market conditions with a specific focus on characteristics that indicate abnormal or severe risk conditions (such as increases in market volatility and decreases in global equity markets), in order to apply a proprietary process that prompts a risk reduction of the portfolio.”

7.	Please file an amendment to the Registration Statement at least a week prior to the effective date of the Amendment that contains a completed expense example for the ESG Fund.

RESPONSE: The Trust confirms that it will file an amendment to the Registration Statement that contains the following fee table and expense example:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Advisor Class	Institutional Class	Investor Class
Management Fees	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	None	0.10%
Other Expenses(1)	0.29%	0.29%	0.29%
Acquired Fund Fees and Expenses(1) (2)	0.05%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.34%	1.09%	1.19%
Fee Waiver and Expense Reimbursements/Recoupment(3)	(0.10%)	(0.10%)	(0.10%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements/Recoupment	1.24%	0.99%	1.09%

(1)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimated for the current fiscal year.

(2)	This number represents the combined total fees and operating expenses of the underlying funds owned by the ESG Fund and is not a direct expense incurred by the ESG Fund or deducted from Fund assets.

(3)	The ESG Fund’s investment adviser, Horizon Investments, LLC (“Horizon”), has contractually agreed to waive its fees and reimburse expenses of the ESG Fund, at least until December 31, 2022, so that the Total Annual Fund Operating Expenses After Fee Waivers and Reimbursement (exclusive of front-end or contingent deferred loads; brokerage fees and commissions; acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); payments, if any, under a Rule 12b-1 Distribution Plan; expenses paid with securities lending expense offset credits; taxes; and extraordinary expenses (such as litigation)) do not exceed 0.94% of average daily net assets for each of the Advisor Class, Investor Class and Institutional Class shares; provided, however, that any fees waived and expenses reimbursed are subject to possible recoupment by Horizon, within 36 months after such fees have been waived or expenses reimbursed, if such recoupment can be achieved without exceeding the lower of the expense limit in place at the time of the waiver or reimbursement and the expense limit in place at the time of recoupment.

Example: This Example is intended to help you compare the cost of investing in the ESG Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the ESG Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the ESG Fund’s operating expenses remain the same (taking into account the contractual expense limitation). Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Advisor Class	$126	$410
Institutional Class	$106	$352
Investor Class	$111	$363

8.	Please provide the complete name of the index referenced in the principal investment strategies of ESG Fund.

RESPONSE: The Registration Statement will be revised to indicate that the name of the index is the Russell 1000 Index.

9.	Please clarify whether the bulleted criteria listed below the third paragraph on page 9 are referencing the ESG criteria used by DIMA.

RESPONSE: The Trust confirms that the bulleted criteria are referencing the ESG criteria used by DIMA. For clarity, the third paragraph on page 9 has been revised as follows: “To determine the securities in which the ESG Fund will invest, DIMA initially evaluates an issuer issuer’s performance across certain ESG criteria (outlined below), and then summarizes this evaluation in a proprietary ESG rating which is calculated by DWS International GmbH, an affiliate of DIMA, on the basis of data obtained from various ESG data providers. Primarily issuers with an ESG rating above a minimum threshold determined by DIMA are considered for investment by the ESG Fund. When determining the proprietary ESG rating for each issuer, DIMA considers multiple factors, including:”

10.	Please consider providing a description of the United Nation’s Sustainable Development goals in the last bullet points on pages 9 and 21.

RESPONSE: The Trust has revised the last bullet points on pages 9 and 21 as follows (new language underlined): “Efforts to meet the United Nations’ “Sustainable Development Goals”, which are focused on ending poverty and other deprivations by improving health and education, reducing inequality, and spurring economic growth concurrently with addressing climate change and the preservation of oceans and forests.

11.	Please clarify what “ESG performance” means as provided in the third bullet points on pages 9 and 21.

RESPONSE: The Trust has revised the third bullet point on pages 19 and 21 as follows, to clarify that this bullet point refers to the relative rating assigned to the issuer in DIMA’s ESG screening process: “ESG ~~performance~~ rating relative to a peer group of issuers”.

12.	Please add additional disclosures regarding strangles in the principal investment strategy of the ESG Fund.

RESPONSE: After further review, the Trust has determined that options are not a principal investment strategy of the ESG Fund. Accordingly, the Trust has deleted the disclosure regarding options from the description of the ESG Fund’s principal investment strategy (including all references to strangles).

13.	Please clarify the extent of any option use expected by the ESG Fund as a principal investment strategy and any resulting leverage.

RESPONSE: Please see our response to Comment 12, above.

14.	Please describe the maturity periods of cash equivalents used by the ESG Fund in implementing the Risk Assist strategy.

RESPONSE: The ESG Fund has added the following disclosure to the description of its principal investment strategy: “The ESG Fund may invest in U.S. Treasury Securities without regard to maturity or duration.”

15.	The Staff notes that the principal risk disclosures for each Fund, as presented in the Amendment, are presented in alphabetical order. Please reorder each Fund’s principal risk disclosures in the Registration Statement to prioritize risks that the Trust believes are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

RESPONSE: The Trust agrees to reorder the principal risks of each Fund to prioritize the risks that the Trust believes are most likely to adversely affect the Fund’s net asset value, yield and total return.

16.	We note the ESG Fund’s intention to invest in a variety of options combinations. Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and consider whether your disclosure relating to your use of derivatives are appropriate.

RESPONSE: Please see our response to Comment 12, above.

17.	Please confirm that the ESG Fund had no operations prior to the date of the Amendment.

RESPONSE: The Trust confirms that the ESG Fund had no operations prior to the date of the Amendment.

18.	Please consider stating in the Fixed-income Risk for the ESG Fund that the risk arises when the Risk Assist strategy is implemented.

RESPONSE: The trust has revised the ESG Fund’s Fixed Income risk disclosure by adding the following: “The ESG Fund will be subject to fixed-income risks to the extent that the ESG Fund implements the Risk Assist strategy.”

Thank you for your comments. Please contact me at 336-607-7385 if you have any additional questions or comments.

Very truly yours,

/s/ Andrew B. Sachs
Andrew B. Sachs